

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 17, 2010

Via U.S. Mail and Facsimile at 770-956-2207

Thomas C. Gallagher
Chairman, President and Chief Executive Officer
Genuine Parts Company
2999 Circle 75 Parkway
Atlanta, GA 30339

Re: Genuine Parts Company
Form 10-K for the fiscal year ended December 31, 2009
Filed February 26, 2010
File No. 001-05690
Definitive Proxy Statement on Schedule 14A
Filed February 26, 2010
File No. 001-05690

Dear Mr. Gallagher:

    We have reviewed your response to our comments issued on April 26, 2010 and have the following additional comment.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Compensation Discussion and Analysis, page 12</u>
<u>Determination of Appropriate Pay Levels; Pay Philosophy and Competitive Standing, page 15</u>

1. We note your response to our prior comment 4. Please revise your executive compensation disclosure in future filings to identify all companies in the Comparison Group by name instead of by reference to an index and disclose the degree to which the Compensation, Nominating and Governance Committee considered such companies comparable to you.

* * * * *

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director